

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via Email

Jeffrey Weiner
Chief Executive Officer
LinkedIn Corporation
2029 Stierlin Court
Mountain View, CA 94043

Re: **LinkedIn Corporation**
        Amendment No. 4 to Registration Statement on Form S-1
        Filed May 9, 2011
        File No. 333-171903

Dear Mr. Weiner:

We have reviewed the above-referenced filing, and have the following comments.

Principal and Selling Stockholders, page 121

1.   Footnote 17 states that Mr. Krupka has shared voting or dispositive power over the shares
      held by Bain Capital Venture Integral Investors, LLC, and disclaims beneficial ownership
      of such shares "except to the extent of his pecuniary interests therein." Revise to disclose
      the remaining persons who share voting and dispositive power over the shares. For
      guidance, refer to Question 140.02 of the Division of Corporation Finance's Compliance
      and Disclosure Interpretations of Regulation S-K. In addition, to the extent you retain the
      disclaimer, provide a legal analysis supporting your belief that Exchange Act Rule 13d-4
      disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer
      to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any
      person to expressly declare in such person's Schedule 13D that the filing of such a
      statement shall not be construed as an admission that the person is the beneficial owner of
      the securities covered by such statement.

2.   Footnote 19 states that Goldman, Sachs & Co. "is a broker-dealer or an affiliate of a
      broker-dealer." Please revise footnote 19 to disclose that Goldman, Sachs & Co. is a
      broker-dealer and is an underwriter for the shares it is selling.

3.   Please revise footnote 20 to disclose the members of the investment committee. For
      guidance, refer to Questions 140.01, 140.02 and 240.04 of the Division of Corporation
      Finance's Compliance and Disclosure Interpretations of Regulation S-K.

4.   Please revise footnote 30 to disclose the members of the finance committee. For guidance, refer to Questions 140.01, 140.02 and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Email
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.